TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Workers at Cameco Fuel Manufacturing Inc. Accept Contract Offer

Saskatoon, Saskatchewan, Canada, June 12, 2015 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that about 100 unionized employees at Cameco Fuel Manufacturing Inc.’s operations in Port Hope and Cobourg, Ontario have voted to accept a new collective agreement.

The employees, represented by the United Steelworkers local 14193, have agreed to a three-year contract that includes a seven percent per cent wage increase over the term of the agreement. The previous contract expired on June 1, 2015.

Cameco Fuel Manufacturing Inc. is one of two Canadian manufacturers of fuel bundles for Candu nuclear reactors and also supplies various components for nuclear reactors. Total workforce at the company’s operations, including managers and non-unionized employees, is approximately 300.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190